                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (Amendment No. 3)(1)

                              MARKETWATCH.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $ .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    570619106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Philip J. Hoffman
                                c/o Pearson Inc.
                     1330 Avenue of the Americas, 7th Floor
                            New York, New York 10019
                                 (212) 641-2421
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:
                              Howard A. Kenny, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

                                 January 8, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . /_/

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                               (Page 1 of 9 Pages)

      (1) The remainder of this cover page shall be filled out for a reporting person"s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

----------------------------------             --------------------------------
      CUSIP No. 570619106              13D            Page 2 of 9 Pages
               ------------                                --   --
----------------------------------             --------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                PEARSON PLC                       EIN:
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /_/
                                                                 (b) /X/
-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                NOT APPLICABLE
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                        /_/

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                ENGLAND & WALES
-------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

   NUMBER OF                0
    SHARES       --------------------------------------------------------------
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                   SEE ITEM 5 OF THE ATTACHED SCHEDULE
   REPORTING     --------------------------------------------------------------
  PERSON WITH     9   SOLE DISPOSITIVE POWER

                            0
                 --------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                            SEE ITEM 5 OF THE ATTACHED SCHEDULE
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    SEE ITEM 5 OF THE ATTACHED SCHEDULE
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                       /_/
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    SEE ITEM 5 OF THE ATTACHED SCHEDULE
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------             --------------------------------
CUSIP No. 570619106                    13D            Page 3 of 9 Pages
         ------------                                      --   --
----------------------------------             --------------------------------

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                PEARSON OVERSEAS HOLDINGS LTD.               EIN:
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /_/
                                                                (b) /X/
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                NOT APPLICABLE
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                                                     /_/
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                ENGLAND & WALES
-------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

   NUMBER OF                0
    SHARES       --------------------------------------------------------------
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                       5,636,814(1)
   REPORTING     --------------------------------------------------------------
  PERSON WITH     9   SOLE DISPOSITIVE POWER

                            0
                 --------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                                5,636,814(1)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,636,814(1)
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                          /_/
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      34.4%(1)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
(1) Includes 5,636,814 shares purchased from Data Broadcasting Corporation pursuant to a Stock Purchase Agreement, dated as of December 27, 2000, by and between Data Broadcasting Corporation and Pearson Overseas Holdings Ltd.

ITEM 1.  SECURITY AND ISSUER

            This Amendment No. 3 ("Amendment No. 3") to the Statement on
Schedule 13D, originally filed on April 7, 2000 and as amended by Amendment No. 1, filed on May 15, 2000, and by Amendment No. 2, filed on January 8, 2001 (collectively, the "Amendments" and, as so amended, the "Statement"), with respect to the common stock, par value $.01 per share ("Common Stock"), of MarketWatch.com, Inc., a Delaware corporation (the "Company"), amends Items 2, 3 and 4 and amends and restates Item 5 and Schedules A and B of the Statement. The principal executive office of the Company is 825 Battery Street, San Francisco, California 94111. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings ascribed to them in the Statement.

ITEM 2.  IDENTITY AND BACKGROUND

            Item 2 as set forth in the Statement is amended by the replacement of paragraph (a) with the following:

            (a) This Statement is being filed by each of the following persons pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission (the "Commission"): (i) Pearson plc, a corporation organized under the laws of England & Wales ("Pearson"), and (ii) Pearson Overseas Holdings Ltd., a corporation organized under the laws of England & Wales ("Pearson Overseas" and, collectively with Pearson, the "Reporting Persons"). Each of (i) Pearson Netherlands B.V., a corporation organized under the laws of the Netherlands;
(ii) Pearson AG, a corporation organized under the laws of Switzerland; (iii) Pearson Inc., a corporation organized under the laws of Delaware; and (iv) Pearson Longman, Inc., a corporation organized under the laws of Delaware, each of which were previously reporting persons due to their control relationship with Data Broadcasting Corporation, a corporation organized under the laws of Delaware ("DBC"); and DBC, which was previously the direct owner of the Common Stock of the Company, are no longer reporting persons.

            Pearson is an international media company. Pearson Overseas is an investment holding company owned by Pearson.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 as set forth in the Statement is amended by the replacement of the last two paragraphs with the following:

            The total amount of funds required by Pearson Overseas to acquire the Common Stock of the Company pursuant to the Stock Purchase Agreement (as described in the response to Item 4) is $26,887,602.78 (the "DBC Purchase Price"). Pearson Overseas obtained the DBC Purchase Price from its working capital, as well as the working capital of its parent company, Pearson.

            As of November 1, 2000, the Secured Promissory Note referred to in
Item 3 has been repaid in full and, upon such repayment, the Stock Pledge Agreement was automatically terminated pursuant to its terms.

ITEM 4.   PURPOSES OF TRANSACTIONS

            Item 4 as set forth in the Statement is amended by the replacement of the last paragraph with the following:

            On December 27, 2000, DBC and Pearson Overseas entered into a Stock Purchase Agreement (the "DBC Stock Purchase Agreement"), a copy of which has been filed as an exhibit hereto. On January 8, 2001, pursuant to the DBC Stock Purchase Agreement, Pearson Overseas purchased all 5,636,814 shares of Common Stock of the Company from DBC for the DBC Purchase Price.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

            Item 5 as set forth in the Statement is amended and restated to read in its entirety as follows:

            (a) Pearson Overseas owns 5,636,814 shares of Common Stock of the Company (the "Shares"). Pearson Overseas' holding of 5,636,814 shares of Common Stock of the Company represents approximately 34.4% of the issued and outstanding shares of Common Stock of the Company. For purposes of Rule 13d-3 promulgated under the Exchange Act, Pearson, which is the parent company of Pearson Overseas, may be deemed to beneficially own the Shares indirectly as a result of its control relationship with Pearson Overseas. Any such beneficial ownership would represent the same shared voting and dispositive power exercised by Pearson Overseas over the Shares. Pearson disclaims beneficial ownership of the Shares.

            (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 3 hereto which relate to shares of Common Stock beneficially owned are incorporated herein by reference.

            (c) Except as described in the response to Item 4, there have been no transactions in the shares of Common Stock during the past sixty days by any Reporting Person or any other person listed on Schedule B.

            (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Pearson Overseas.

            (e) Not applicable

            Except as described in this response to Item 5, none of the persons listed on Schedule B beneficially own any shares of Common Stock.

                                    SIGNATURE


            After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2001

                                   Pearson plc


                                   By: /s/ Julia Casson
                                      ------------------------------------------
                                      Name: Julia Casson
                                      Title: Company Secretary


                                   Pearson Overseas Holdings Ltd.


                                   By: /s/ S. Jones
                                      ------------------------------------------
                                      Name: S. Jones
                                      Title: Secretary


                                   Pearson Netherlands B.V.



                                   By: /s/ D. H. Colville
                                      ------------------------------------------
                                      Name:  D. H. Colville
                                      Title:  Director


                                   Pearson AG


                                   By: /s/ Peter Gill
                                      -----------------------------------------
                                      Name: Peter Gill
                                      Title:  Director


                                   Pearson Inc.


                                   By: /s/ Thomas Wharton
                                      ------------------------------------------
                                      Name:  Thomas Wharton
                                      Title:  Secretary and Vice President of
                                              Taxation

                                   Pearson Longman, Inc.


                                   By: /s/ William Lincoln
                                      ------------------------------------------
                                      Name: William Lincoln
                                      Title: President


                                   Data Broadcasting Corporation


                                   By: /s/ Steven G. Crane
                                      ------------------------------------------
                                      Name: Steven G. Crane
                                      Title: Executive Vice President
                                             and Chief Executive Officer

                                                                      SCHEDULE A



NAME OF REPORTING PERSON        ADDRESS OF THE PRINCIPAL OFFICE
------------------------        -------------------------------

Pearson                         3 Burlington Gardens, London W1X 1LE, England

Pearson Overseas                3 Burlington Gardens, London W1X 1LE, England

                                                                      SCHEDULE B

                                   PEARSON PLC


Name                  Position             Principal Occupation/Business Address
----                  --------             -------------------------------------
Lord Stevenson        Chairman             Director/Little Tufton House,
                                           3 Dean Trench Street, London SW1P 3HB

Marjorie M. Scardino  Chief Executive      Director/Pearson plc,
                                           3 Burlington Gardens, London W1X 1LE

David C. M. Bell      Executive Director   Director/Pearson plc,
                                           3 Burlington Gardens, London W1X 1LE

John C. Makinson      Finance Director     Finance Director/Pearson plc,
                                           3 Burlington Gardens, London W1X 1LE

Lord Burns            Non-Executive        Member of House of Lords/
                                           13 North Avenue, London W13 8AP

Gill M. Lewis         Non-Executive        Managing Partner/Heidrick & Struggles,
                        Director           100 Picaddilly, London  W1V 9FN

Reuben Mark           Non-Executive        Chairman and Chief Executive Officer/Colgate-Palmolive Co,
                        Director           300 Park Avenue, New York, NY  10022-7499

Vernon L. Sankey      Non-Executive        Director/The Cherubs, Parsonnage Lane,
                        Director           Farnham Common, Bucks SL2 3NZ

Julia M. Casson       Secretary            Secretary/Pearson plc,
                                           3 Burlington Gardens, London  W1X 1LE

Rana Talwar           Non-Executive        Director/Standard Chartered Bank PLC,
                        Director           1 Aldermanbury Square, London EC2V 7SB


                         PEARSON OVERSEAS HOLDINGS LTD.

Name                  Position             Principal Occupation/Business Address
----                  --------             -------------------------------------
David H. Colville     Director             Chartered Accountant/Pearson plc,
                                           3 Burlington Gardens, London  W1X 1LE

John C. Makinson      Director             Finance Director/Pearson plc,
                                           3 Burlington Gardens, London  W1X 1LE

Peter R. Gill         Director             Director, Financial Operations/Pearson plc,
                                           3 Burlington Gardens, London  W1X 1LE

Marjorie M. Scardino  Director             Director/Pearson plc,
                                           3 Burlington Gardens, London  W1X 1LE

Alan C. Miller        Director             Accountant/Pearson plc,
                                           3 Burlington Gardens, London  W1X 1LE

Stephen Jones         Secretary            Assistant Secretary/Pearson plc,
                                           3 Burlington Gardens, London W1X 1LE